Rider - Extended No-Lapse Guarantee Agreement

The Penn Mutual Life Insurance Company agrees, subject to the provisions of this agreement, to provide the Benefit described below.

This supplemental agreement is a part of the policy to which it is attached. It is subject to all of the provisions of the policy unless stated otherwise in this agreement.

Benefit -- The Company agrees that this policy will not lapse as a result of a Net Cash Surrender Value insufficient to cover the Monthly Deductions for the following month if, on a monthly anniversary prior to the Extended No-Lapse Date shown on Page 3, the following conditions are satisfied:

(a)	The Insured is alive;
(b)	This agreement is in force;
(c)	Policy indebtedness is zero;
(d)	The Extended No-Lapse Requirement is satisfied.

Extended No-Lapse Premium -- The Extended No-Lapse Premium is based on the issue age and the underwriting class of the Insured, and the presence of certain other policy riders.

Extended No-Lapse Requirement -- The Extended No-Lapse Requirement is satisfied if, on a monthly anniversary prior to the Extended No-Lapse Date shown on Page 3, (a) is greater than (b) where;

(a)	is the premiums paid on this policy, reduced by any partial surrenders, accumulated at the Extended No-Lapse Rate shown on Page 3; and
(b)	is the Extended No-Lapse Premiums shown on Page 3, accumulated at the Extended No-Lapse Rate.

Changes in Extended No-Lapse Premium -- The amount of the Extended No-Lapse Premium may change if

(a)	The Specified Amount is changed;
(b)	A rider is added or deleted; or
(c)	The underwriting class is changed.

As a result of such change, additional premiums may be required on the date of change in order to meet the new Extended No-Lapse Premium Requirement.

Allocation Requirement - A minimum Allocation Percentage of the policy value less the Policy Loan Account is required to be in the Indexed Fixed Account. If, on a monthly anniversary the Indexed Fixed Account value is less than this Allocation Percentage, a pro rata allocation from the sub accounts to the Indexed Fixed Account will be made to satisfy this requirement. The Allocation Percentage is shown on Page 3.

Cost of Insurance -- The Cost of insurance for this agreement for each policy month is calculated as (a) multiplied by (b) where:

(a)	is the Cost of Insurance Rate divided by 1,000; and
(b)	is the Sum of the applicable Specified Amounts for the Basic Coverage, any Supplemental Term Insurance Agreement and any Additional Insured Term Insurance Agreements.

Cost of Insurance Rate -- The Cost of Insurance Rate for this agreement is based on policy year and the issue age, and the rate class of the Insured. Cost of Insurance Rates will be determined by the Company based on expectations as to future mortality, investment, expense, and persistency experience. In addition, Cost of Insurance Rates will be determined by the Company based on changes in statutory reserve regulations. However, these rates will not exceed those shown for the agreement in the Additional Policy Specifications. Cost of Insurance Rates will not be adjusted by the Company as a means of recovering prior losses nor as a means of distributing past profits.

ENLG-08(U)

A028403R

Rider - Extended No-Lapse Guarantee Agreement (continued)

Grace Period for the Extended No-Lapse Guarantee Agreement -- If, on a monthly anniversary prior to the No-Lapse Date and prior to the Extended No-Lapse Date shown on Page 3:

(1)	The Net Cash Surrender Value is insufficient to cover the Monthly Deduction for the following policy month;
(2)

The sum of all premiums paid on this policy, reduced by any indebtedness and by any partial surrenders, is less than the No-Lapse Premium shown on Page 3 multiplied by the number of elapsed months since the Policy Date; and

(3)	The Extended No-Lapse Requirement described above is not met,

then a grace period of 61 days will be allowed for the payment of a premium sufficient to keep this policy in force.

If, on a monthly anniversary on or after the No-Lapse Date and prior to the Extended No-Lapse Date shown on Page 3.

(a) The Net Cash Surrender Value is insufficient to cover the Monthly Deduction for the following policy month; and

(b) The Extended No-Lapse Requirement is not met,

then a grace period of 61 days will be allowed for the payment of a premium sufficient to keep this policy in force.

If, on a monthly anniversary on or after the Extended No-Lapse Date shown on Page 3, the Net Cash Surrender Value is insufficient to cover the Monthly Deduction for the following policy month, a grace period of 61 days will be allowed for the payment of a premium sufficient to keep this policy in force.

Reinstatement -- If this agreement terminates, it may not be reinstated.

Termination -- This agreement will terminate upon:

(a) lapse of this policy;

(b) surrender of this policy;

(c) the date of death of the Insured;

(d) the maturity date of this policy; or

(e) the Monthly Anniversary which coincides with or next follows (i) receipt by the Company of a written request to terminate this agreement, and (ii) return of this Policy for appropriate endorsement.

Effective Date -- The effective date of this agreement is the same as the Date of Issue of this policy.

The Penn Mutual Life Insurance Company

ENLG-08(U)

A028404R